Harvest Energy Trust
Consolidated Balance Sheets (Unaudited)

(thousands of Canadian dollars)
	June 30, 2006	December 31, 2005
Assets

Current assets
Accounts receivable	$158,530	$73,766
Fair value of risk management contracts [Note 12]	8,275	21,231
Prepaid expenses and deposits	6,436	1,126
Future income tax	-	22,975
	173,241	119,098

Deferred charges [Note 3]	12,221	12,768
Fair value of risk management contracts [Note 12]	10,191	2,628
Capital assets [Note 4]	2,604,017	1,130,155
Goodwill [Note 2]	656,248	43,832
	$3,455,918	$1,308,481

Liabilities and Unitholders’ Equity

Current liabilities
Accounts payable and accrued liabilities [Note 5]	$165,131	$99,576
Cash distribution payable	38,833	18,544
Fair value deficiency of risk management contracts [Note 12]	69,450	65,968
	273,414	184,088

Bank loan [Note 7]	227,544	13,869
Fair value deficiency of risk management contracts [Note 12]	44,133	10,449
7 7/8% Senior notes	279,050	290,750
Convertible debentures [Note 8]	240,246	44,455
Deferred credit	981	1,389
Asset retirement obligation [Note 6]	189,841	110,693
Future income tax	-	25,275

Non-controlling interest [Note 11]	-	3,179

Unitholders’ equity
Unitholders’ capital [Note 9]	2,484,956	747,312
Equity component of convertible debentures [Note 8]	25,882	2,639
Accumulated income	161,854	135,665
Accumulated distributions	(471,983)	(125,617)
	2,200,709	624,334
	$3,455,918	$1,308,481
Commitments, contingencies, and guarantees [Note 14] Subsequent events [Note 15] See accompanying notes to these consolidated financial statements

Harvest Energy Trust
Consolidated Statements of Income (Unaudited)

(thousands of Canadian dollars, except per Trust Unit amounts)
	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Revenue
Petroleum and natural gas sales	$309,010	$143,218	$533,285	$273,044
Royalty expense	(51,907)	(22,955)	(95,022)	(42,850)
Risk management contracts
Realized net losses	(23,860)	(23,349)	(32,591)	(42,073)
Unrealized net gains (losses)	(115)	5,093	(41,112)	(69,576)
	233,128	102,007	364,560	118,545

Expenses
Operating	60,593	28,564	110,687	55,737
Transportation and marketing	4,065	71	5,688	246
General and administrative	8,513	6,606	14,325	12,075
Transaction charges	330	-	12,072	-
Interest and other financing charges on short term
debt	87	2,878	237	5,369
Interest and other financing charges on long term
debt	13,894	6,907	25,651	13,778
Depletion, depreciation and accretion	97,178	37,408	182,503	78,975
Foreign exchange (gain) loss	(12,398)	3,248	(11,490)	5,367
Large corporations tax and other tax	169	478	507	755
Future income tax recovery	-	(3,789)	(2,300)	(29,828)
Non-controlling interest [Note 11]	15	120	(65)	(375)
	172,446	82,491	337,815	142,099
Net income (loss) for the period	60,682	19,516	26,745	(23,554)

Accumulated income, beginning of period	101,728	(12,351)	135,665	30,719
Redemption of exchangeable shares	(556)	-	(556)	-

Accumulated income (deficit), end of period	$161,854	$7,165	$161,854	$7,165

Net income (loss) per Trust Unit, basic [Note 9]	$0.60	$0.45	$0.29	$(0.55)
Net income (loss) per Trust Unit, diluted [Note 9]	$0.60	$0.44	$0.29	$(0.56)

See accompanying notes to these consolidated financial statements.

Consolidated Statements of Accumulated Distributions (Unaudited)

(thousands of Canadian dollars)
	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Accumulated distributions, beginning of period	$356,094	$133,236	$261,282	$97,110
Distributions	115,889	26,140	210,701	62,266
Accumulated distributions, end of period	$471,983	$159,376	$471,983	$159,376

Harvest Energy Trust
Consolidated Statements of Cash Flows (Unaudited)

(thousands of Canadian dollars)
	Three	Three	Six	Six
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005
Cash provided by (used in)
Operating Activities
Net income (loss) for the period	$60,682	$19,516	$26,745	$(23,554)
Items not requiring cash
Depletion, depreciation and accretion	97,178	37,408	182,503	78,975
Unrealized foreign exchange gain	(12,037)	3,681	(11,123)	5,791
Amortization of deferred finance charges and discount on debt	1,150	1,715	2,877	3,440
Unrealized loss on risk management contracts [Note 12]	115	(5,093)	41,112	69,576
Future income tax recovery	-	(3,789)	(2,300)	(29,828)
Non-controlling interest	15	120	(65)	(375)
Unit based compensation expense	(675)	3,659	2,541	5,879
Deferred rent expense	(144)		(144)
Amortization of office lease premium	56	-	93	-
Settlement of asset retirement obligations	(625)	(663)	(1,743)	(1,164)
Change in non-cash working capital [Note 13]	(10,134)	(6,983)	(16,751)	(55,677)
	135,581	49,571	223,745	53,063

Financing Activities
Issue of Trust Units, net of issue costs	(33)	-	(101)	(88)
Redemption of exchangeable shares	(1,022)		(1,022)
Borrowings of bank loan, net	25,892	34,425	107,428	62,571
Financing costs	(964)	(30)	(1,129)	(534)
Cash distributions	(65,927)	(24,582)	(111,168)	(45,028)
Change in non-cash working capital [Note 13]	(5,469)	(5,992)	(18,770)	(313)
	(47,523)	3,821	(24,762)	16,608

Investing Activities
Additions to capital assets	(54,230)	(26,154)	(157,469)	(49,377)
Property dispositions/(acquisitions)	(290)	(24,971)	(23,672)	(29,630)
Change in non-cash working capital [Note 13]	(33,538)	(2,267)	(17,842)	9,336
	(88,058)	(53,392)	(198,983)	(69,671)

Change in cash being cash at beginning and end of period	$-	$-	$-	$-

Interest paid	$14,710	$2,878	$17,282	$4,216
Large corporation tax and other tax paid	$206	$275	$812	$346
See accompanying notes to these consolidated financial statements.

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended June 30, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

1.     Significant Accounting Policies

These interim consolidated financial statements of Harvest Energy Trust (the "Trust" or "Harvest") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. In the opinion of management, these financial statements have been prepared within reasonable limits of materiality. These interim consolidated financial statements follow the same significant accounting policies as described and used in the consolidated financial statements of the Trust for the year ended December 31, 2005 and should be read in conjunction with that report.

These consolidated financial statements include the accounts of Harvest Energy Trust, its wholly owned subsidiaries and its proportionate interest in a partnership with a third party.

2.     Acquisitions

(a)   Business Acquisition

On February 3, 2006, the unitholders of the Trust and Viking Energy Royalty Trust ("Viking") voted to approve a resolution to effect the Plan of Arrangement (the "Plan of Arrangement") by which unitholders of Viking received 0.25 Harvest Trust Units for every Viking Trust Unit held, and the Trust acquired all of the assets and assumed all of the liabilities of Viking for total consideration of approximately $1,638.1 million. This amount consisted of the issuance of 46,040,788 Trust Units [Note 9(b)] at an ascribed value of $35.58 per Trust Unit, based on the weighted average trading price of the Harvest Trust Units before and after the announcement date of November 28, 2005. Pursuant to the terms and conditions of Vikings’ convertible debenture indenture, Harvest’s acquisition of Viking’s net assets resulted in Harvest assuming the obligations of Viking’s convertible debentures, including the adjustment of the conversion ratio to reflect the 0.25 Harvest Trust Unit for each Viking Trust Unit exchange ratio.

The Trust’s aggregate consideration for the acquisition of Viking consists of the following:

Consideration for the acquisition:
Ascribed value of Trust Units issued	$1,638,131
Bank debt assumed	106,247
Convertible debentures assumed
Debt component	202,232
Equity component	24,123
Acquisition costs	4,600
$1,975,333

This transaction has been accounted for using the purchase method whereby the assets acquired and the liabilities assumed are recorded at their fair values with the excess of the aggregate consideration over the fair value of the identifiable net assets allocated to goodwill. The following summarizes the allocation of the aggregate consideration for the Viking acquisition.

Allocation of purchase price:	Amount
Net working capital deficiency	$(31,297)
Capital assets	1,455,000
Fair value deficiency of risk management contracts	(1,224)
Fair value of office lease	931
Goodwill	612,416
Asset retirement obligation	(60,493)
$1,975,333

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended June 30, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

Effective February 3, 2006, the results of Viking have been included in the consolidated financial statements.

(b)    Asset Acquisition

On January 19, 2006, the Trust closed an asset acquisition in the Hay River and Killarney area for total cash consideration of $21.9 million.

3. Deferred Charges

	June 30, 2006	December 31, 2005
Financing costs	$9,827	$11,064
Fair value of office lease [Note 2]	838	-
Discount on Senior Notes	1,556	1,704
	$12,221	$12,768

4. Capital Assets

		Accumulated
		depletion and
June 30, 2006	Cost	depreciation		Net book
				value
Petroleum and natural gas expenditures	$3,079,319	$(481,435)		$2,597,884
Office furniture and equipment	7,997	(1,864)		6,133
Total	$3,087,316	$(483,299)		$2,604,017

			Accumulated
			depletion and
December 31, 2005	Cost		depreciation	Net book
				value
Petroleum and natural gas expenditures	$1,433,284	$(307,384)		$1,125,900
Office furniture and equipment	5,377	(1,122)		4,255
Total	$1,438,661	$(308,506)		$ 1,130,155

General and administrative costs of $2.9 million have been capitalized during the three month period ended June 30, 2006 (three months ended June 30, 2005- $1.6 million), of which $639,000 (three months ended June 30, 2005 - $766,000) relate to the Trust Unit incentive plan and the Unit award incentive plan. For the six month period ended June 30, 2006 $6.8 million (six months ended June 30, 2005 - $2.8 million) of general and administrative costs have been capitalized, of which $2.7 million (six months ended June 30, 2005 - $2.7 million) relate to the Trust Unit incentive plan and the unit award incentive plan.

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended June 30, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

5. Accounts Payable and Accrued Liabilities

	June 30, 2006	December 31, 2005
Trade accounts payable	$22,049	$22,484
Accrued interest	8,056	4,959
Trust Unit Incentive Plan and Unit Award
Incentive Plan [Note 10]	10,164	17,828
Premium on price risk management contract	-	462
Other accrued liabilities	123,466	53,223
Accrued closing adjustments	1,050	-
Large corporation taxes payable	346	620
	$165,131	$99,576

6.     Asset Retirement Obligation

The Trust’s asset retirement obligation results from its net ownership interest in petroleum and natural gas assets including well sites, gathering systems and processing facilities and the estimated costs and timing to reclaim and abandon them. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation to be approximately $622 million which will be incurred between 2006 and 2026. The majority of the costs will be incurred between 2015 and 2026. A credit-adjusted risk-free discount rate of 8% and inflation rate of approximately 1% were used to calculate the fair value of the asset retirement obligation as at June 30, 2006.

A reconciliation of the asset retirement obligation is provided below:

	Six Months ended June 30, 2006	Year ended December 31, 2005

Balance, beginning of period	$110,693	$90,085
Incurred on acquisition of
Viking	60,493	-
Liabilities incurred	515	7,328
Revision of estimates	12,173	8,656
Liabilities settled	(1,743)	(4,146)
Accretion expense	7,710	8,770
Balance, end of period	$189,841	$110,693

7.     Bank Loan

The Trust entered into a new credit facility agreement on February 3, 2006, that increased its borrowing capacity from $400 million to $750 million. At March 31, 2006, the Trust completed a secondary syndication of its credit facility resulting in a broadening of its banking group and an increase in its three year extendible revolving credit facility to $900 million.

At June 30, 2006, the Trust had $227.5 million drawn under a $900 million three year extendible revolving credit facility. With the consent of the lenders, the facility may be extended on an annual basis for an additional 364 days. The facility is secured by a $1.5 billion first floating charge over all of the assets of the operating subsidiaries and a guarantee from the Trust. Amounts borrowed under this facility bear interest at a floating rate based on bankers acceptances plus 65 basis points to 115 basis points depending on the Trust’s Senior Debt to Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) Ratio as defined in the Credit Agreement. Availability under this facility is subject to quarterly financial covenants requiring that the Senior Debt to EBITDA Ratio is less than 3 to 1, the Total Debt to EBITDA Ratio is less than 3.5 to 1, Senior Debt to Capitalization Ratio is less than 50% and Total Debt to Capitalization Ratio is less than 55%, all as defined in the Credit Agreement.

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended June 30, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

8.     Convertible Debentures

The Trust has issued three series of unsecured subordinated debentures and has assumed two additional series as part of the Viking acquisition [Note 2]. The two additional series of debentures assumed in the Viking acquisition have the same general terms as the three series issued by Harvest, the details of which have been outlined in our December 31, 2005 annual financial statements.

The following is a summary of the five series of convertible debentures.

		Original	Conversion
	Interest	face value	price / Trust		First redemption	Second redemption
Issue date	rate	(millions)	Unit	Maturity	period	period
Jan 29, 2004	9%	$60	$13.85	May 31, 2009	Jun. 1/07-May 31/08	Jun. 1/08-May. 30/09
Aug 10, 2004	8%	$100	$16.07	Sept. 30, 2009	Oct. 1/07-Sept. 30/08	Oct. 1/08-Sept. 29/09
Aug 2, 2005	6.5%	$75	$31.00	Dec. 31, 2010	Jan. 1/09-Dec. 31/09	Jan. 1/10-Dec. 30/10
Feb. 3, 2006	10.5%	$35(2)	$29.00	Jan.31, 2008	Feb. 1/06-Jan. 31/07	Feb. 1/07-Jan. 30/08
Feb. 3, 2006	6.40%(1)	$175(2)	$46.00	Oct. 31, 2012	Nov. 1/08-Oct. 31/09	Nov. 1/09-Oct. 31/10

(1) This series of convertible debentures may also be redeemed by the Trust at a price of $1,000 per debenture on or after November 1, 2009 until maturity.
(2) The fair value, including the equity component, of the 10.5% convertible debentures and the 6.40% convertible debentures at acquisition was $44.8 million and $181.5 million, respectively.

The following table summarizes the issuance and subsequent conversions of the convertible debentures:

	9%	8%	6.5%	10.5%	6.40%
	Series	Series	Series	Series	Series	Total
As at December 31, 2004	$10,698	$15,052	$-	$-	$-	$25,750
August 2, 2005 issuance	-	-	75,000	-	-	75,000
Portion allocated to equity	-	-	(4,932)			(4,932)
Accretion of non-cash
interest expense	-	11	228	-	-	239
Converted into
Trust Units	(8,921)	(11,299)	(31,382)	-	-	(51,602)
As at December 31, 2005	1,777	3,764	38,914	-	-	44,455
February 3, 2006 assumption	-	-	-	44,822	181,533	226,355
Portion allocated to equity	-	-	-	(9,301)	(14,822)	(24,123)
Accretion of non-cash interest
expense (premium)		2	199	(79)	400	522
Converted into Trust Units	(318)	(818)	(3,330)	(2,478)	(19)	(6,963)
As at June 30, 2006	$1,459	$2,948	$35,783	$32,964	$167,092	$240,246

	Number of Debentures
	9%	8%	6.5%	10.5%		6.40%
	Series	Series	Series	Series		Series	Total
Number outstanding at December
31, 2004	10,700	15,159	-		-	-	25,859
August 2, 2005 issuance	-	-	75,000		-	-	75,000
Converted into Trust Units	(8,923)	(11,373)	(33,527)		-	-	(53,823)
Outstanding at December 31, 2005	1,777	3,786	41,473		-	-	47,036
February 3, 2006 assumption	-	-	-	35,058		174,965	210,023
Converted into Trust Units	(318)	(823)	(3,544)	(2,447)		(20)	(7,152)
Outstanding at June 30, 2006	1,459	2,963	37,929	32,611		174,945	249,907

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended June 30, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

The following table summarizes the reclassification of the equity component of convertible debentures to Unitholders’ equity:

	9% Series	8% Series	6.5% Series	10.5% Series	6.40% Series
	Equity Value	Equity Value	Equity Value	Equity Value	Equity Value	Total
As at December 31,
2004	$3	$113	$-	$-	$-	$116
August 2, 2005
issuance, net	-	-	4,720	-	-	4,720
Converted into Trust
Units, net	(3)	(85)	(2,109)	-	-	(2,197)
As at December 31,
2005	-	28	2,611	-	-	2,639
February 3, 2006
assumption	-	-	-	9,301	14,822	24,123
Converted into Trust
Units, net	-	(6)	(223)	(649)	(2)	(880)

As at June 30, 2006	$-	$22	$2,388	$8,652	$14,820	$25,882

9.     Unitholders' Capital

(a)    Authorized

The authorized capital consists of an unlimited number of Trust Units.

(b)   Issued

	Number of Units	Amount
As at December 31, 2004	41,788,500	$465,524
Conversion of subscription receipts	6,505,600	175,001
Convertible debenture conversions-9% series	643,133	8,924
Convertible debenture conversions-8% series	703,976	11,383
Convertible debenture conversion-6.5% series	1,081,497	33,585
Exchangeable share retraction [Note 11]	299,123	3,865
Distribution reinvestment plan issuance	1,167,109	36,217
Special distribution	465,285	10,678
Exercise of unit appreciation rights and other	328,344	12,084
Issue costs	-	(9,949)
As at December 31, 2005	52,982,567	$747,312
Issued in exchange for assets of Viking [Note2(a)]	46,040,788	1,638,131
Convertible debenture conversions-9% series	22,957	318
Convertible debenture conversions-8% series	51,205	824
Convertible debenture conversions-6.5% series	114,313	3,563
Convertible debenture conversions-10.5% series	84,371	3,127
Convertible debenture conversions-6.40% series	434	21
Exchangeable share retraction [Note 11]	184,809	2,648
Distribution reinvestment plans	2,442,213	79,253
Exercise of unit appreciation rights	293,334	10,284
Issue costs	-	(525)
As at June 30, 2006	102,216,991	$2,484,956

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended June 30, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

(c)     Per Trust Unit Information

The following tables summarize the net income and Trust Units used in calculating income per Trust Unit:

Net income adjustments	Three Months ended	Three Months ended	Six Months ended	Six Months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Net income (loss), basic	$ 60,682	$ 19,516	$ 26,745	$ (23,554)
Non-controlling interest
	15	-	(65)	(375)
Interest on convertible
debentures	825	-	-	-
Net income (loss), diluted(1)	$ 61,522	$ 19,516	$ 26,680	$ (23,929)

Weighted average Trust Units adjustments	Three Months ended	Three Months ended	Six Months ended	Six Months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Number of Units
Weighted average Trust Units
outstanding, basic	101,426,503	43,327,132	91,920,385	42,733,954
Effect of convertible debentures	1,527,476	-	-	-
Effect of exchangeable shares	28,480	-	64,113	326,473
Effect of unit appreciation rights	209,575	926,497	168,348	-
Weighted average Trust Units
outstanding, diluted(2)	103,192,034	44,253,629	92,152,846	43,060,427

(1)     Net income, diluted excludes the impact of the conversions of certain of the convertible debentures for the three month and six month period ended June 30, 2006, of $3,979,000 and $7,919,000, respectively (three and six months ended June 30, 2005 - $321,000 and $806,000), as the impact was anti-dilutive. For the three month period ended June 30, 2005 diluted income excludes $120,000 of net income attributed to non-controlling interest holders of $120,000 because the impact was anti-dilutive.

(2)    Weighted average Trust Units outstanding, diluted for the three and six months ended June 30, 2006, does not include the impact of the units related to certain of the convertible debentures of 4,942,459 and 6,526,241, respectively (three and six months ended June 30, 2005 – 182,173 and 1,280,324, respectively), as the impact was anti-dilutive. The impact of the Trust Unit incentive plans of 812,924 for the six months ended June 30, 2005 has also been excluded as the impact would be anti-dilutive. The impact of the exchangeable shares of 262,224 for the three months ended June 30, 2005 has also been excluded as it would be anti-dilutive.

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended June 30, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

10.   Employee Unit Incentive Plans

Trust Unit Rights Incentive Plan

As at June 30, 2006, a total of 2,096,325 (1,305,143 – December 31, 2005) Unit Appreciation Rights were outstanding under the Trust Unit Incentive Plan at an average exercise price of $31.88 ($16.73 – December 31, 2005).

The following summarizes the Trust Units reserved for issuance under the Trust Unit incentive plan:

	Six Months ended June 30, 2006		Year ended December 31, 2005
	Unit		Unit	Weighted
	Appreciation	Weighted Average	Appreciation	Average
	Rights	Exercise Price	Rights	Exercise Price
Outstanding beginning of period	1,305,143	$ 19.72	1,117,725	$ 11.92
Granted	1,956,500	36.92	793,325	26.69
Exercised	(871,318)	18.74	(420,157)	9.49
Cancelled	(294,000)	37.40	(185,750)	25.70
Outstanding before exercise price
reductions	2,096,325	33.70	1,305,143	19.72
Exercise price reductions	-	(1.82)	-	(2.99)
Outstanding, end of period	2,096,325	$ 31.88	1,305,143	$ 16.73
Exercisable before exercise price
reductions	433,825	$ 21.70	109,068	$ 13.56
Exercise price reductions	-	(4.30)	-	(4.04)
	433,825	$ 17.40	109,068	$ 9.52

The following table summarizes information about Unit appreciation rights outstanding at June 30, 2006.

			Outstanding			Exercisable
			Exercise
Exercise Price	Exercise Price		Price net of	Remaining		Exercise Price
before price	net of price	At June 30,	price	Contractual	At June 30,	net of price
reductions	reductions	2006	reductions(a)	Life (a)	2006	reductions (a)
$ 8.00 – $ 10.21	$ 1.10 – $ 3.78	12,500	$ 3.78	2.0	12,500	$ 3.78
$ 10.30 – $ 13.15	$ 3.90 – $ 7.50	61,650	4.82	2.0	61,650	4.82
$ 13.35 – $ 17.85	$ 7.89 – $ 14.07	92,075	10.33	3.0	92,075	10.33
$ 18.90 – $ 22.97	$ 14.42 – $ 21.80	185,300	20.08	3.7	185,300	20.08
$ 28.90 – $ 37.56	$ 24.28 – $ 37.09	1,744,800	35.43	4.6	82,300	30.73
$ 8.00 – $ 37.56	$ 1.10 – $ 37.09	2,096,325	$ 31.88	4.4	433,825	$ 17.40
(a) Based on weighted average Unit appreciation rights outstanding.

Unit Award Incentive Plan

At June 30, 2006, 180,807 Units were outstanding under the Unit Award Incentive Plan.

Upon completion of the Plan of Arrangement with Viking [Note 2], Unitholders approved the issuance of up to 0.5% of outstanding Trust Units under the Unit award plan.

	Six Months ended	Year ended
Number	June 30, 2006	December 31, 2005
Outstanding, beginning of period	35,365	10,662
Granted	181,079	23,466
Adjusted for distributions	13,136	1,237
Exercised	(28,508)	-
Cancelled	(20,265)	-
Outstanding, end of period	180,807	35,365

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended June 30, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

Upon closing of the Plan of Arrangement with Viking [Note 2] all awards and rights issued under the Trusts’ employee unit incentive plans vested. Subsequent to closing additional rights and awards were issued under both plans.

The Trust has recognized compensation expense of $1.1 million and $9.5 million for the three and six months ended June 30, 2006 respectively ($3.8 million and $6.1 million – three and six months ended June 30, 2005 respectively) , including a non cash compensation recovery of $675,000 and an expense of $2.5 million for the three and six months ended June 30, 2006, respectively ($3.7 million and $5.9 million – three and six months ended June 30, 2005 respectively), related to the Trust Unit Incentive Plan and the Unit award plan. Recoveries occur when the Trust Unit market price decreases below the previous measurement date.

Of the total compensation expense for the three and six months ended June 30, 2006, $330,000 and $9.0 million, respectively, have been recorded within transaction costs, with the remaining recorded as part of general and administrative expenses.

The compensation expense related to the transaction with Viking, was measured based on the Trust Unit price on February 3, 2006, the effective date of the Plan of Arrangement.

11.   Exchangeable Shares

(a)    Authorized

Harvest Operations Corp., a subsidiary of the Trust, is authorized to issue an unlimited number of exchangeable shares without nominal or par value.

(b)    Issued

Exchangeable shares, series 1	Six Months ended	Year ended
	June 30, 2006	December 31, 2005
Outstanding, beginning of period	182,969	455,547
Shareholder retractions	(156,067)	(272,578)
Issuer redemption	(26,902)	-
Outstanding , end of period	-	182,969
Exchange ratio	-	1.17475

On March 16, 2006, the Trust elected to exercise its deminimus redemption right to redeem all of the exchangeable shares outstanding. On June 20, 2006 the redemption was completed.

(c)    Non-controlling interest

The following is a summary of the non-controlling interest:

	Six Months ended	Year endedx
	June 30, 2006	December 31, 2005
Non-controlling interest, beginning of period	$ 3,179	$ 6,895
Exchanged for Trust Units	(2,648)	(3,865)
Redeemed for cash	(1,022)	-
Excess of redemption price over cost, accumulated income	556	-
Current period income (loss) attributable to non-controlling interest	(65)	149
Non-controlling interest, end of period	$ -	$ 3,179
Accumulated income attributed to non-controlling interest	$ 865	$ 374

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended June 30, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

12.   Financial Instruments and risk management contracts

The Trust is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations as outlined in the annual consolidated financial statements for the year ended December 31, 2005 and 2004.

The following is a summary of Harvest’s risk management contracts outstanding, along with their fair value at June 30, 2006.

Quantity	Type of Contract	Term	Reference	Fair value

8,750 bbl/d	Participation swap	July – December 2006	U.S$38.16(a)	$ (33,035)
5,000 bbl/d	Participation swap	July – December 2006	U.S$45.17(a)	(15,335)
5,000 bbl/d	Participating swap	July 2006 – June 2007	U.S.$49.03(b)	(13,046)

5,000 bbl/d	Indexed put contract – bought put	July – December 2006	U.S.$55.00(c)	93
2,500 bbl/d	Indexed put contract – sold call	July – December 2006	U.S.$55.00(c)	(10,420)
2,500 bbl/d	Indexed put contract – bought call	July – December 2006	U.S.$65.00(c)	5,644
2,500 bbl/d	Indexed put contract – sold call	July – December 2006	U.S.$70.00(c)	(3,543)
2,500 bbl/d	Indexed put contract – bought call	July – December 2006	U.S.$83.00(c)	715

200 mcf/d	Fixed price - natural gas contract	July 2006 – December 2006	Cdn.$5.35(d)	(224)
			Cdn.$2.23 -
76 mcf/d	Fixed price – natural gas contract	July 2006 – June 2007	$2.28(d)	(146)

4,000 bbl/d	Differential swap – Bow River	July – December 2006	29.58%	(153)

Total current portion of fair value deficiency				$ (69,450)

Quantity	Type of Contract	Term	Reference	Fair value

10,000 bbl/d	Participating swap	January – December 2007	U.S.$55.00(e)	(23,861)
5,000 bbl/d	Participating swap	January – December 2007	U.S.$60.00(f)	(4,149)
5,000 bbl/d	Participating swap	January – June 2008	U.S.$55.00(g)	(1,802)

5,000 bbl/d	Indexed put contract – bought put	January – December 2007	U.S.$50.00(c)	1,326
2,500 bbl/d	Indexed put contract – sold call	January – December 2007	U.S.$50.00(c)	(25,637)
2,500 bbl/d	Indexed put contract – bought call	January – December 2007	U.S.$60.00(c)	17,354
2,500 bbl/d	Indexed put contract – sold call	January – December 2007	U.S.$70.00(c)	(10,363)
2,500 bbl/d	Indexed put contract – bought call	January – December 2007	U.S.$83.00(c)	4,380

200 Mcf/d	Fixed price – natural gas contract	January 2007 – December 2008	Cdn. $5.35(d)	(1,161)
			Cdn. $2.28 -
76 Mcf/d	Fixed price – natural gas contract	July 2007 - October 2008	$2.34(d)	(220)
Total long-term portion of fair value deficiency				$ (44,133)
(a) This price is a floor. The Trust realizes this price plus 50% of the difference between spot price and this price.
(b) This price is a floor. The Trust realizes this price plus 75% of the difference between spot price and this price.

(c)       Each group of a puts and call reflect an "indexed put option". These series of puts and calls serve to fix a floor price while retaining upward price exposure on a portion of price movements above the floor price.

(d) This contract contains an annual escalation factor such that the fixed price is adjusted each year.
(e) This price is a floor. The Trust realizes this price plus 67% of the difference between spot price and this price.
(f) This price is a floor. The Trust realizes this price plus 77% of the difference between spot price and this price.
(g) This price is a floor. The Trust realizes this price plus 80% of the difference between spot price and this price.

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended June 30, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

Quantity	Type of Contract	Term	Reference	Fair value
5,000 bbl/d	Differential swap – Bow River	July – December 2006	27.50%	1,428

1,000 bbl/d	Differential swap – Wainwright	July - December 2006	29.58%	1,294
1,000 bbl/d	Differential swap – Wainwright	July 2006 – April 2007	27.70%	546

5,000 GJ/d	Natural gas price collar contract	July - October 2006	Cdn$9.00-$13.06	2,192
25,000 GJ/d	Natural gas price collar contract	June 2006 – March 2007	Cdn$5.00-$13.55	-

45 MWH	Electricity price swap contracts	July – December 2006	Cdn $51.48	2,637
US$20
million	Foreign currency call	June – July 2006	1.1244 Cdn/US	178
Total current portion of fair value				$ 8,275

35 MWH	Electricity price swap contracts	January – December 2007	Cdn $56.69	2,473
35 MWH	Electricity price swap contracts	January – December 2008	Cdn $56.69	1,726

417,700
USD/month	Foreign currency swap	January – December 2007	1.14 Cdn/US	5,992
Total long-term portion fair value				$ 10,191

At June 30, 2006, the net unrealized loss position reflected on the balance sheet for all the risk management contracts outstanding at that date was approximately $95.1 million ($52.6 million – December 31, 2005).

For the three and six months ended June 30, 2006, the total unrealized loss (gain) recognized in the consolidated statement of income, including amortization of deferred charges and gains, was $115,000 and $41.1 million ($(5.1) million and $69.6 million – three and six months ended June 30, 2005 respectively). The realized gains and losses on all risk management contracts are included in the period in which they are incurred.

13.   Change in Non-Cash Working Capital

	Three Months	Three Months	Six Months	Six Months
	ended	ended	ended	ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Changes in non-cash working capital items:
Accounts receivable	$ (18,847)	$ (4,653)	$ (9,921)	$ (22,301)
Prepaid expenses and deposits	770	(6,061)	(1,063)	(42,915)
Current portion of risk management contracts assets	1,038	(4,227)	12,956	(948)
Current portion of future income tax asset	-	-	22,975	-
Accounts payable and accrued liabilities	(32,957)	(101)	(22,965)	25,421
Cash distribution payable	631	224	(1,578)	396
Current portion of risk management contracts liability	(13,628)	(16,976)	2,617	10,364
	(62,993)	(31,794)	3,021	(29,983)

Changes relating to operating activities	(10,134)	(6,983)	(16,751)	(55,677)
Changes relating to financing activities	(5,469)	(5,992)	(18,770)	(313)
Changes relating to investing activities	(33,538)	(2,267)	(17,842)	9,336
Add: Non cash changes	(13,852)	(16,552)	56,384	16,671
	$ (62,993)	$ (31,794)	3,021	(29,983)

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended June 30, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

14.   Commitments, Contingencies and Guarantees

The Trust has letters of credit outstanding in the amount of approximately $8.2 million primarily provided to electricity infrastructure providers. These letters are provided by Harvest Operations’ lenders pursuant to the secured senior credit agreement [Note 7]. These letters expire between April 30, 2006 and December 31, 2006, and are expected to be renewed as required.

The following is a summary of the Trust’s contractual obligations and commitments as at June 30, 2006:

	Remaining Payments Due by Period
	2006	2007	2008	2009	2010	Thereafter	Total
Debt repayments (1)	$ -	$ -	$ -	$ 227,544	$ -	$ 279,050	$ 506,594
Capital commitments	17,573	8,605	2,880	-	-	-	29,058
Operating leases(2)	2,103	3,570	3,506	3,506	1,573	-	14,258
Total contractual
obligations	$ 19,676	$ 12,175	$ 6,386	$ 231,050	$ 1,573	$ 279,050	$ 549,910
(1) Assumes that the outstanding convertible debentures either convert at the holders’ option for Units or are redeemed for Units at the Trust’s option.
(2) Relating to building and automobile leases.

15. Subsequent Events

On July 12, 2006, the Board of Directors of Harvest Operations Corp. approved the monthly cash distributions for July, August, and September of $0.38 per Trust Unit, for total distributions before the distribution reinvestment plan of approximately $116 million.

On July 26, 2006, the Trust entered into a definitive agreement to purchase all of the issued and outstanding shares of a private Western Canadian oil and natural gas producer for $440 million, plus adjustments, with closing anticipated in mid August. The definitive agreement was entered into by shareholders owning substantially all of the issued and outstanding shares, which irrevocably transferred control of the company to the Trust, subject to only conditions that are routine procedures for a transaction of this nature. As such, in accordance with Emerging Issues Committee Abstract 119, the Trust will account for the acquisition at the effective date of July 28, 2006. The purchase will be financed with proceeds from an issuance of trust units, as discussed below, and the Trust’s existing credit facilities.

In connection with the acquisition, the Trust has entered into an agreement to sell on a bought deal basis 6,110,000 Trust Units for gross proceeds of $200 million. The Trust granted the underwriters the Over-Allotment Option, which was exercised, to purchase an additional 916,500 Trust Units at the same offering price. Total gross proceeds to the Trust will be approximately $230 million. Closing is expected to occur on or about August 17, 2006.

16. Comparatives

Certain comparative figures have been reclassified to conform to the current period’s presentation.